As filed with the Securities and Exchange Commission on June 11, 2003

                                                     Registration No. 333-105359
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                                   ----------

A. Exact Name of Trust:

                            NATIONAL EQUITY TRUST(R)
                               SHORT-TERM LOW FIVE
                       COVERED WRITE OPTION TRUST SERIES 8

B. Name of depositor:

                              PRUDENTIAL INVESTMENT
                             MANAGEMENT SERVICES LLC
                                   ----------

C. Complete address of depositor's principal executive office:

                              100 Mulberry Street
                              Gateway Center Three
                            Newark, New Jersey 07102
                                   ----------

D. Name and complete address of agent for service:

            Scott Wallner, Esq.                                Copy to:
Prudential Investment Management Services LLC             Kenneth W. Orce, Esq.
           100 Mulberry Street                       Cahill Gordon & Reindel LLP
           Gateway Center Three                             80 Pine Street
         Newark, New Jersey 07102                      New York, New York 10005

E. Title and amount of securities being registered:

                        An indefinite number of Units of
                            NATIONAL EQUITY TRUST(R)
             SHORT-TERM LOW FIVE COVERED WRITE OPTION TRUST SERIES 8
                    Pursuant to Rule 24f-2 promulgated under
                 the Investment Company Act of 1940 as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Indefinite

G. Amount of filing fee:

                                      N/A
                                   ----------

H. Approximate date of proposed sale to public:

                 As soon as practicable after the effective date
                         of the registration statement.


|X| Check box if it is proposed that this filing will become effective on June 11, 2003 immediately upon filing pursuant to Rule 487.


================================================================================

                                                        NATIONAL EQUITY TRUST(R)

                                                                      SHORT-TERM
                                                                   OPTION
                                                                      PORTFOLIO


SHORT-TERM LOW FIVE COVERED                             PROSPECTUS
WRITE OPTION TRUST SERIES 8                             June 11, 2003

The objective of the Trust is total return (limited capital appreciation and dividends). The Trust will invest in a fixed portfolio consisting of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields on June 9, 2003. The stocks will be subject to FLEX Options which permit the option holder to buy the stocks at the termination of the Trust at a predetermined price and you give up any increase in the stock above that price.


PLEASE READ AND RETAIN
THIS PROSPECTUS FOR
FUTURE REFERENCE.

Sponsor: Prudential Investment Management Services LLC The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[LOGO] Prudential Financial

      Prudential Financial is a service mark of Prudential, Newark, NJ, and its affiliates. Securities products and services are offered through Prudential Investment Management Services LLC, a Prudential company.


                              NATIONAL EQUITY TRUST
             Short-Term Low Five Covered Write Option Trust Series 8


                                Table of Contents

                                                                            Page
                                                                            ----
Objective ............................................................       A-1
Risk Factors .........................................................       A-2
Fee Table ............................................................       A-4
Summary of Essential Information .....................................       A-5
Special Characteristics of the Trust .................................       A-7
Report of Independent Accountants ....................................       A-8
Statement of Financial Condition .....................................       A-9
Schedule of Portfolio Securities .....................................      A-10
Prospectus--Part B ...................................................       B-1
Introduction .........................................................       B-1
The Trust ............................................................       B-1
   Summary Description of the Portfolio ..............................       B-1
Risk Factors .........................................................       B-1
   Market Risk .......................................................       B-1
   Fluctuating Security Value ........................................       B-2
   Purchase Right ....................................................       B-2
   Payment Risks .....................................................       B-2
   Early Termination .................................................       B-3
   Litigation ........................................................       B-3
Unit Creation ........................................................       B-3
   Deposit of Securities .............................................       B-3
Tax Status of the Trust ..............................................       B-4
Retirement Plans .....................................................       B-6
Public Offering of Units .............................................       B-6
   Public Offering Price .............................................       B-6
   Sales Charge ......................................................       B-6
   Public Distribution ...............................................       B-6
   Secondary Market ..................................................       B-7
   Profit of Sponsor .................................................       B-7
   Volume Discount ...................................................       B-7
   Employee Discount .................................................       B-8
Rights of Unit Holders ...............................................       B-8
   Ownership of Units ................................................       B-8
   Certain Limitations ...............................................       B-8
   Voting of the Portfolio Securities ................................       B-8
   Distribution ......................................................       B-8
   Tender of Units for Redemption ....................................       B-9
   Purchase by the Sponsor of Units Tendered for Redemption ..........      B-10
   Computation of Redemption Price per Unit ..........................      B-10
Expenses and Charges .................................................      B-11
   Organization Costs ................................................      B-11
   Trust Fees and Expenses ...........................................      B-11
   Creation and Development Fee ......................................      B-11
   Other Charges .....................................................      B-11
   Payment ...........................................................      B-12
Administration of the Trust ..........................................      B-12
   Reports and Records ...............................................      B-12
Amendment ............................................................      B-13
Termination ..........................................................      B-13
   Termination Options ...............................................      B-13
Resignation, Removal and Liability ...................................      B-15
Trustee ..............................................................      B-15
   Limitations on Liability ..........................................      B-15
   Responsibility ....................................................      B-15
   Resignation .......................................................      B-15
Sponsor ..............................................................      B-15
   Limitations on Liability ..........................................      B-15
   Responsibility ....................................................      B-16
   Resignation .......................................................      B-16
   Code of Ethics ....................................................      B-16
Legal Opinions .......................................................      B-16
Independent Accountants ..............................................      B-16

      OBJECTIVE--The objective of the National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 8 (the Trust) is total return (limited capital appreciation and income) through an investment for approximately six months in a portfolio of the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average* having the highest dividend yields on June 9, 2003.

      Each stock is subject to a contractual right (the "Purchase Right") which gives the holder of the Purchase Right (the "Right Holder") the right to buy the stock at a predetermined price (the "Exercise Price") on January 6, 2004 (the "Right Exercise Date"). Each Purchase Right is a Flexible Exchange(R) Option ("FLEX(R) Option") issued by The Options Clearing Corporation. Each Flex Option will be a European-style option which means that it is exercisable only on its expiration date which will be the Right Exercise Date. On the initial Date of Deposit of the stocks in the Trust, the Exercise Price is equal to approximately 105% of the closing market price on that date of the stock deposited in the Trust.


      Total return includes:

      o capital appreciation: the value per Unit of the Securities in the Portfolio of the Trust at the termination of the Trust (but limited to the maximum of the Exercise Price) less the value per Unit of the Securities in the Portfolio of the Trust at the commencement of the Trust plus

      o income: the dividends paid on the Securities during the life of the Trust.

      STRATEGY--The strategy followed by the Trust is a covered call writing strategy. A writer of a covered call sells call options against stock currently held by the writer. The writer of a Flex call option receives a cash premium for selling the call but is obligated to sell the stock at the Exercise Price on the Right Exercise Date, if the option is exercised, in exchange for receiving the option premium. The option writer gives up any increase in the stock above the Exercise Price. This strategy is appropriate for an investor who is willing to limit the upside potential on the stock in return for a reduced per share investment.


      The Trust Portfolio consists of common stock issued by the five companies whose common stocks are the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields on June 9, 2003 (the "Securities" or "Security" or "Low Five", as the context requires). The Sponsor calculated the yield for each stock by annualizing the last quarterly ordinary dividend declared and dividing the annualized dividend by the market value of the stock. This formula (an objective determination) served as the basis for the Sponsor's selection of the ten stocks in the Dow Jones Industrial Average having the highest dividend yields (the "Ten Highest-Yielding Stocks"). The five lowest dollar price per share stocks from among the Ten Highest-Yielding Stocks were then selected (the "Low Five").


      On or before the initial Date of Deposit, the Sponsor entered into a contract to buy the stock. The Sponsor then wrote a FLEX Option on that stock and received an option premium. The payor of the option premium, the Right Holder, has the right to the appreciation in the price of the stock above the Exercise Price. The Sponsor will deposit the stock or contracts to buy the stock in the Trust subject to the Purchase Right of the Right Holder. The Flex Option will be assigned by the Sponsor to the Trust and the Right Holder will have the right to purchase the Securities from the Trust.

      Each Purchase Right will give the Right Holder, on the Right Exercise Date, the right (but not the obligation) to purchase shares of the stock from the Trust at the Exercise Price. The Exercise Price for each stock held by the Trust will be adjusted downward (but not below zero) upon certain extraordinary distributions made to Unit holders before the Right Exercise Date triggered by certain corporate events affecting that stock. See "Risk Factors--Purchase Right."

      In calculating the net asset value of a Unit, the price of the stock to the Trust is reduced by the value of the Purchase Right. Because of this reduction, a Unit holder will buy a Unit at a price which reflects a deduction from the fair market value of the stock. (For example, if a stock has a value of $100 per share and the Purchase Right is valued at $10 per share the Unit will be valued based on a net asset value of $90 per share).


      The capital appreciation on the stocks held by the Trust is limited to a maximum of approximately 5% because of the obligation of the Trust to the Right Holder with respect to each of the stocks entitling the Right Holder to purchase on the Right Exercise Date the stock at the Exercise Price. The Purchase Right limits your upside potential in return for reduced per share investment to the extent of the difference at the time of your purchase of a Unit in the price of a Security subject to a Purchase Right and the price of a Security not subject to a Purchase Right.


      If the market price of a stock held by the Trust on the Right Exercise Date is greater than its Exercise Price, the Trust will not participate in any appreciation in that stock above the Exercise Price because it is expected that the holder of the related Purchase Right will exercise its right to purchase that stock from the Trust at the Exercise Price. If the market price of a stock held by the Trust on the Right Exercise Date is less than its Exercise Price, it is expected that the Purchase Right will terminate without being exercised, and the Trust, in connection with its termination, will liquidate or distribute the stock at its then current market value. To the extent particular stocks held by the Trust decline in price or fail to appreciate to a price equal to the related

----------
* Dow Jones & Company, Inc. ("Dow Jones") has not participated in any way in the creation of the Trust or in the selection of the stocks included in the Trust and has not approved any of the information in this Prospectus.

Exercise Price, the Trust will not achieve its maximum potential appreciation.

      The Securities were selected irrespective of any buy or sell recommendation by the Sponsor or its affiliates. Affiliates of the Sponsor may have a sell recommendation on one or more of the stocks in the Trust.

      The Portfolio, as of the initial Date of Deposit, contains 5 issues of Securities, all of which are traded on the New York Stock Exchange, in the following industry groups:


      o     Photographic: 20.27%;

      o     Diversified Industrial: 20.07%;

      o     Banking and Finance: 20.10%;

      o     Telecommunications: 39.56%.


      The percentages were computed on the basis of the aggregate net asset value of the Securities in the Trust on the initial Date of Deposit and are subject to change.

      RISK FACTORS--There can be no assurance that the Trust's objective can be realized.

      o The strategy limits upside potential, but you continue to bear the risk of a decline in the value of the stock.

      o     You may lose money by buying Units in the Trust.

      o The yield on a stock may decline, the dividend on a stock may be reduced and the price of a stock may fall.

      o The value of the Flex Options may be adversely affected if the market for Flex Options becomes less liquid or smaller. If this occurs before the Right Exercise Date, and you sell or redeem Units before that date or the Trust terminates before that date, there will likely be a negative impact on the value of your Units. Although you may redeem your Units at any time, if you redeem before the Right Exercise Date the value of your Units may be adversely affected by the value of the Flex Options, however, if you hold your Units until the scheduled Termination Date the Flex Options will have ceased to exist and the Trust portfolio will consist of only cash or Securities or a combination of each.

      If you sell or redeem your Unit, or if the Trust terminates before its scheduled Termination Date:

      o You may not realize any appreciation in the value of the stock because even if the stock appreciates in value, that appreciation may be more than fully, fully or partly offset by an increase in value in the Purchase Right. This value is deducted from the value of the Trust assets when determining the value of a Unit.

      o If the stock declines in price your loss may be greater than it would be if there was no Purchase Right because the value of the Purchase Right is a reduction to the value of the stock when calculating the value of a Unit.

      o An increase in value of the Purchase Right, an obligation of the Trust to sell or deliver the stock at the Exercise Price on the Right Exercise Date if the Purchase Right is exercised by the Right Holder, will reduce the value of the stock in the Trust, below the value of the stock that would otherwise be realizable if the stock was not subject to the Purchase Right. You should note that even if the price of a Security does not change, if the value of a Purchase Right increases (for example, based on increased volatility of a Security) your Unit will lose value.


      The factors affecting the value of the Securities are those factors that have an impact upon the value of equity securities in general and particularly those factors that affect the economic and financial condition of each issuer of a Security in particular. You should note that the above criteria were applied to the Securities selected for inclusion in the Trust Portfolio as of June 9, 2003. After that date:


      o the Securities may no longer rank among the common stocks in the DJIA having the highest dividend yields,

      o     the yields on the Securities in the Portfolio may change, and

      o     the Securities may no longer be included in the DJIA.

      Since the Trust Portfolio consists of common stock, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks. The risks of investing in common stock include risks associated with the rights to receive payments from the issuer which are generally inferior to rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stock have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. These factors similarly impact on the ability of an issuer to pay dividends. Common stock does not represent an obligation of the issuer and therefore does not offer any assurance of income or provide the degree of protection of capital of debt securities. Common stock has neither a fixed principal amount nor a maturity and has values which are subject to market fluctuations for as long as the common stock remains outstanding. The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. The value of the common stock in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Date of Deposit.

      o The value of a Unit may be subject to greater volatility than an investment in a more diversified portfolio since the Trust Portfolio contains only five stocks.

      o The value of the Units will fluctuate depending on the value of the Securities reduced by the value of the Purchase Rights.

      o The value of the Securities and the Purchase Rights will fluctuate based on all the factors that have an impact on the economy and the equity and options markets.

      o The value of your Units will fluctuate with the value of the stocks and the value of the Purchase Rights. The value of the Purchase Right reduces the value of your Unit. As the value of the Purchase Right increases it has a more negative impact on the value of your Unit.

      The value of the Purchase Rights will also be affected by changes in the value and dividend rates of the stocks, an increase in interest rates, a change in the actual and perceived volatility of the stock market and the stock and the remaining time to expiration. Additionally, the value of a Purchase Right does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a Purchase Right approaches the Right Exercise Date, its value increasingly moves with the price of the Security subject to the Purchase Right.

ADDITIONAL RISKS

      TELECOMMUNICATION INDUSTRY STOCKS--The portfolio of the Trust is concentrated in Securities issued by companies deriving a substantial portion of their income from the telecommunication business. In addition to the general risks associated with investment in common stocks, investment in the telecommunication industry may pose additional risks. Rapid changes in the telecommunication industry could adversely affect the competitiveness and financial results of telecommunication companies. The telecommunication industry is generally experiencing a rapid technological evolution. New products and service offerings are being introduced. The profitability of a telecommunication company will depend on its ability to anticipate, assess and adapt to rapid technological changes and its ability to offer, on a timely and cost-effective basis, services that meet evolving industry standards. If they can not adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms their businesses may be adversely affected. Future regulatory, judicial, legislative and government policy changes may have a material adverse effect on a telecommunications company's competitive position, growth and financial performance. The telecommunication industry will likely consolidate or change due to mergers or acquisitions, or both. The Sponsor can not predict the impact that such mergers, acquisitions, or failed mergers or acquisitions may have on the Securities in the Trust. Furthermore, technological advances may enable competitors to enter the telecommunications field at a lower cost. To the extent that this increased competition has shifted consumer focus to cost, an established, quality company may suffer a competitive disadvantage.

      Other factors that may adversely affect the telecommunication industry include the following: technological substitutes, oversupply of capacity resulting from excess deployment of network capacity, bankruptcy of major telecommunications providers and vendors, the ability to enter into agreements to provide services and the cost of entering new markets necessary to provide services. Multiple wireline and wireless providers in various markets may also present significant challenges for telecommunication companies. Each of the above may adversely affect the value of the telecommunication Securities in the portfolio. The Sponsor cannot predict the impact the above-stated risks may have on the Securities in the portfolio over the life of the Trust.

                                    FEE TABLE

      This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges."

                                                          Amount per
                                                          1,000 Units
                                                          with a value
Unit Holder Sales Charges                                  of $1,000
-------------------------                                 ------------
Maximum Sales Charge paid at purchase
  (as a percentage of offering price) ..................     $17.50        1.75%
Creation and Development Fee (maximum)
  (.25% per year)(a) ...................................     $ 5.00        0.50%
                                                             ------      ------
                                                             $22.50        2.25%
                                                             ======      ======
Organizational Costs and Expenses(b) ...................     $ 5.00
                                                             ======
Trust Operating Expenses (as a percentage of
  average net assets)
   Trustee's Fee .......................................     $ 1.10       0.110%
Other Operating Expenses (including Portfolio
  Supervision, Bookkeeping and Administrative Fees) ....     $ 0.37       0.037%
                                                             ------      ------
      Total(c) .........................................     $ 1.47       0.147%
                                                             ======      ======

                                     Example


                                                          Cumulative Expenses
                                                           Paid for Period:
                                                          -------------------
                                                            1            3
                                                          year        years(d)
                                                          ----        -------
An investor would pay the following expenses
  on a $10,000 investment, assuming the Trust's
  operating expense ratio and organization cost
  of 0.647% and a 5% annual return on the
  investment throughout the periods ...................   $485        $1,476


The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. The Example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Example.

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(a) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. This fee is a charge of .25% per year during the life of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the Sponsor collect over the life of the Trust more than 0.50% of a Unit Holder's initial investment. If you sell or redeem Units, no additional Creation and Development Fee will be charged on those Units. For further information about this fee see "Creation and Development Fee" later in this Prospectus.

(b) Investors will bear all or a portion of the costs incurred in organizing the Trust. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.

(c) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

(d) Although each Trust has a term of only approximately six months and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and expenses, assuming the principal amount and distributions are rolled over every six months into a New Series.

                        SUMMARY OF ESSENTIAL INFORMATION


                              NATIONAL EQUITY TRUST
             SHORT-TERM LOW FIVE COVERED WRITE OPTION TRUST SERIES 8
                              As of June 10, 2003*

AGGREGATE VALUE OF SECURITIES+ ..................................  $3,995,970
NUMBER OF UNITS .................................................   4,266,760
FRACTIONAL UNDIVIDED INTEREST IN THE TRUST
  REPRESENTED BY EACH UNIT ......................................   4,266,760th
   Value of Securities in the Trust (per 1,000 Units) ...........  $   931.53
   Plus value of Securities for estimated organization
     costs (per 1,000 Units)** ..................................        5.00
                                                                   ----------
   Total value of Securities (per 1,000 Units) ..................  $   936.53
   Plus maximum sales charge of 1.75% of Public Offering Price
    (1.781% of net amount invested in Securities)*** ............  $    16.68
   Public Offering Price per 1,000 Units**** ....................  $   953.21
   Plus the amount per 1,000 Units in the Income Account ........        0.00
   Total per 1,000 Units ........................................  $   953.21
REDEMPTION AND SPONSOR'S SECONDARY MARKET REPURCHASE PRICE
   PER 1,000 UNITS***** .........................................  $   936.53
DISTRIBUTION DATE: As soon as possible after the Termination
   Date to Unit Holders of record on the Termination Date.
MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $1.00 per 1,000 Units.
TRUSTEE'S FEE AND ESTIMATED EXPENSES: $1.22 per 1,000 Units++
CREATION AND DEVELOPMENT FEE (per annum): $2.50 per 1,000 Units.
PORTFOLIO SUPERVISION FEE+: Maximum of $0.25 per 1,000 Units.
EVALUATION TIME: 4:00 P.M. New York Time
RIGHT EXERCISE DATE: January 6, 2004
TERMINATION DATE: January 6, 2004+++
SPONSOR'S LOSS ON DEPOSIT: $(9,690)++++
MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the value of the Securities calculated after the last deposit of Securities.
MINIMUM PURCHASE: $250.00.


----------
    *    The Date of Deposit. The Date of Deposit is the date on which the Trust
         Indenture  and  Agreement  was  signed  and  the  initial   deposit  of
         Securities with the Trustee was made.


   ** $5.00 per 1,000 Units will be distributed to the Sponsor to reimburse the Sponsor for the payment of the estimated organization costs. The actual costs distributed by the Trust may be higher or lower. The Securities are subject to the sales charge.


  *** The sales charge is deducted from the purchase price at the time of purchase and is reduced on a purchase of $100,000 or more (see Part B--"Public Offering of Units--Volume Discount").

 **** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date.


***** This price is computed as of the Date of Deposit. This price may vary on the date of this Prospectus or any subsequent date. The redemption and repurchase price will be reduced to reflect the Trust's costs of liquidating Securities to meet the redemption, currently estimated at $2.27 per 1,000 Units.


    +    Cost of stocks to Trust less value of Purchase Rights.


   ++ See: "Expenses and Charges" herein. The fee accrues daily and is payable on the Termination Date. Estimated dividends from the Securities, based on the last dividends actually paid, are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust. In addition, brokerage fees borne by Unit Holders in connection with the purchase of Securities are currently estimated at $2.27 per 1,000 Units.


  +++ The Trust may be terminated before the Termination Date. The sale of Securities will occur during the Liquidation Period, the 10 business day period commencing on the Termination Date.

 ++++ The total value of Securities less the aggregate net purchase price indicated on the Schedule of Portfolio Securities, footnote 2.

                    The Dow Jones Industrial Average Stocks

      The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc., which has not participated in any way in the creation of the Trust or in the selection of stocks included in the Trust, and has not approved any information in this Prospectus.

Current List

3M Company
Alcoa Inc.
Altria Group, Inc.
American Express Company
AT&T Corp.
The Boeing Company
Caterpillar Inc.
Citigroup Inc.
The Coca-Cola Company
E.I. du Pont de Nemours and Company
Eastman Kodak Company
Exxon Mobil Corporation
General Electric Company
General Motors Corporation
Hewlett-Packard Company
The Home Depot, Inc.
Honeywell International Inc.
Intel Corporation
International Business Machines Corporation
International Paper Company
J.P. Morgan Chase & Co.
Johnson & Johnson
McDonald's Corporation
Merck & Co., Inc.
Microsoft Corporation
The Procter & Gamble Company
SBC Communications Inc.
United Technologies Corporation
Wal-Mart Stores, Inc.
The Walt Disney Company

      The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. One of the original companies is still in the DJIA today.

      The Dow Jones Industrial Average is comprised of 30 common stocks chosen by the editors of The Wall Street Journal, published by Dow Jones & Company, Inc., as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors.

      Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the Sponsor, the stock exchange or any official agency. Most substitutions have been the result of mergers, but from time to time changes may be made to achieve a better representation. Notwithstanding the foregoing, the components of the Dow Jones Industrial Average may be changed by Dow Jones & Company, Inc. at any time for any reason.

                      SPECIAL CHARACTERISTICS OF THE TRUST

      The original proportionate relationship between the number of shares of each Security in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split, merger, reorganization or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event and the proportionate relationship will be adjusted accordingly for all future subsequent deposits. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

      The sale of additional Units and the sale of Units in the secondary market may continue even though the Securities would no longer be chosen for deposit into the Trust if the selection process were to be made at that later time.

      DISTRIBUTION: The Trustee will distribute dividends received by the Trust (net of expenses) and return of capital, if any, on or shortly after the Termination Date to Unit Holders of record on the Termination Date. (See Part B--"Rights of Unit Holders--Distributions.") We cannot assure that there will be any amounts available for distribution to Unit Holders because the expenses of the Trust may exceed the dividend income received by the Trust.

      PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the value of the underlying Securities in the Trust's Portfolio reduced by the value of the Purchase Rights divided by the number of Units outstanding in the Trust (net value), plus the applicable sales charge. The net value will represent a discount from the market value of the underlying Securities. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units--Public Offering Price.")

      Unitholders investing the proceeds of distribution from a previous terminating Series of National Equity Trust Short-Term Low Five Covered Write Option Trust Series, upon purchase of Units of the Trust, will be subject only to a reduced charge of 1.50% on those Units.

      SECONDARY MARKET--The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units by tendering his Units to the Trustee for redemption. (See Part B--"Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.")

      TRUST TERMINATION--The Trust will terminate on the Termination Date unless terminated earlier. The scheduled Termination Date will be the same date as the Right Exercise Date. If the FLEX Options are exercised the Trust will receive cash, if the FLEX Options are not exercised the Trust will continue to hold the stock in the Portfolio. A Unit Holder's Units will be redeemed in-kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder. If the Trust is terminated early, the Trustee will (a) either sell the Securities subject to the Flex Options or (b) enter into a closing purchase transaction as a result of which the Flex Option will be canceled and then sell the underlying Securities.

      OPTIONS ON TERMINATION--You must notify the Trustee at least three business days before the Termination Date of the Trust of the option(s) that you choose. You may elect one or more of the following three options.

      o     Receipt of Securities "in-kind"

      o     Receipt of the cash value of the Unit

      o Receipt of units in a new trust for the cash proceeds of your Units of this Trust (you may realize a tax gain or loss from the sale of Securities)

      Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Unit Holders, Sponsor and Trustee of National Equity Trust Short-Term Low Five Covered Write Option Trust Series 8

In our opinion, the accompanying statement of financial condition, including the schedule of portfolio securities, presents fairly, in all material respects, the financial position of National Equity Trust Short-Term Low Five Covered Write Option Trust Series 8 (the "Trust") at June 10, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Trustee; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of the irrevocable letter of credit for the purchase of the securities shown in the schedule of portfolio securities, provides a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP


New York, New York
June 10, 2003

                        STATEMENT OF FINANCIAL CONDITION


                              NATIONAL EQUITY TRUST
             SHORT-TERM LOW FIVE COVERED WRITE OPTION TRUST SERIES 8
                      As of Date of Deposit, June 10, 2003

                                 TRUST PROPERTY

Sponsor's Contracts to Purchase underlying Securities
  backed by an irrevocable letter of credit(a) ..............     $4,266,760.00
                                                                  -------------
    Total ...................................................     $4,266,760.00
                                                                  =============
                    LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities--
    Purchase Rights (Call options written) at value .........     $  270,789.95
    Reimbursement to Sponsor for organization costs(d) ......         21,333.80
                                                                  -------------
    Subtotal ................................................     $  292,123.75
                                                                  -------------
Interest of Holders--
    Units of fractional undivided interest outstanding:
      Cost to investors(b) ..................................      4,067,138.28
      Less: Gross underwriting commission(c) ................        (71,168.23)
      Less: Organization costs(d) ...........................        (21,333.80)
                                                                  -------------
Net amount applicable to investors ..........................      3,974,636.25
                                                                  -------------
         Total ..............................................     $4,266,760.00
                                                                  =============

----------
      (a) The aggregate value of the Securities, reduced by the value of the Purchase Rights, represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on The Bank of New York in the amount of $12 million dollars has been deposited with the Trustee for the purchase of Securities pursuant to contract to purchase such Securities.


      (b) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

      (c) The aggregate maximum sales charge of 1.75% of the Public Offering Price per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

      (d) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES


                              NATIONAL EQUITY TRUST
             SHORT-TERM LOW FIVE COVERED WRITE OPTION TRUST SERIES 8
                        On Date of Deposit, June 10, 2003

                                                    Current                      Price Per                                Cost of
                                                    Annual                       Purchase                               Stocks Less
                                                   Dividend   Number  Price Per    Right     Value of       Cost of      Value of
Portfolio                                            Per        of     Share to     to       Purchase      Stocks to     Purchase
   No.    Name of Issuer of a Security             Share(1)   Shares    Trust    Trust(3)     Rights       Trust(2)       Rights
--------- ----------------------------             --------   ------  ---------  --------    --------      ---------    -----------
   1.     AT&T Corp. .............................  $0.75    $44,500    $ 19.30   $1.6800   $ 74,760.00   $  858,850  $  784,090.00
          (Purchase right at: $20.25 per share)
   2.     Eastman Kodak Co. ......................   1.80     27,500      30.90    1.4524     39,941.00      849,750     809,809.00
          (Purchase right at: $32.50 per share)
   3.     Honeywell International Inc. ...........   0.75     31,500      27.24    1.7733     55,858.95      858,060     802,201.05
          (Purchase right at: $28.625 per share)
   4.     J.P. Morgan Chase & Co. ................   1.36     25,000      34.08    1.9500     48,750.00      852,000     803,250.00
          (Purchase right at: $35.75 per share)
   5.     SBC Communications Inc. ................   1.13     33,000      25.70    1.5600     51,480.00      848,100     796,620.00
          (Purchase right at: $27.00 per share)                                             -----------   ----------  -------------
                                                                                            $270,789.95   $4,266,760  $3,995,970.05
                                                                                            ===========   ==========  =============


----------
(1) Based on the latest quarterly or semiannual declaration. There can be no assurance that future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.


(2) The Securities were acquired by the Sponsor on June 10, 2003. All Securities are represented entirely by contracts to purchase. Valuation of Securities by the Trustee was made on the basis of the closing sale price on the New York Stock Exchange on June 10, 2003. The Trustee valued the Purchase Rights at their fair market value on June 10, 2003. In calculating the price of a Unit, the value of the Securities is reduced by the value of the Purchase Right on June 10, 2003 as determined by The Bank of New York, the Trustee. The aggregate net purchase price to the Sponsor for the Securities deposited in the Trust is $4,005,660.05. (The purchase price of the Securities less the Flex Option premiums of $270,789.95 received by the Sponsor).

(3)   Exercise Date: January 6, 2004.


      Affiliates of the Sponsor may have acted as an underwriter, manager or co-manager of a public offering of the Securities in the Trust during the last three years. Affiliates of the Sponsor may serve as specialists in the Securities in this Trust on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where the Securities are listed. An officer, director or employee of the Sponsor or its affiliates may be an officer or director of one or more of the issuers of the Securities in the Trust. The Sponsor or its affiliates may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or related options. The Sponsor, its affiliates, directors, elected officers, employees and employee benefits programs may have either a long or short position in any Security or related option.

PROSPECTUS--PART B:

--------------------------------------------------------------------------------
Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
--------------------------------------------------------------------------------


                             NATIONAL EQUITY TRUST
             SHORT-TERM LOW FIVE COVERED WRITE OPTION TRUST SERIES 8


                                  INTRODUCTION

      Prudential Investment Management Services LLC (the "Sponsor"), The Bank of New York (the "Trustee") and Prudential Securities Incorporated ("Portfolio Supervisor") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the National Equity Trust Short-Term Low Five Covered Write Option Trust Series under the laws of the State of New York.

                                    THE TRUST

Summary Description of the Portfolio

      On the Date of Deposit, the Sponsor deposited with the Trustee common stock issued by the five companies whose common stocks are the five lowest dollar price per share common stocks of the ten common stocks in the Dow Jones Industrial Average having the highest dividend yields. The Trust may also contain contracts and funds for the purchase of the Securities and/or cash (or a letter of credit instead of cash) with instructions to the Trustee to purchase Securities (see "Schedule of Portfolio Securities" in Part A). Each Security deposited was subject to a Purchase Right. The Trustee then immediately delivered to the Sponsor the units (the "Units") comprising the entire ownership of the Trust as of the Date of Deposit. The Sponsor, through this Prospectus, is offering the Units to the public.

      The Trust consists of:

      (1) the Securities listed under "Schedule of Portfolio Securities" as may continue to be held from time to time in the Trust and

      (2) any additional Securities and/or cash that the Trust acquires and holds pursuant to the provisions of the Indenture and

      (3) uninvested cash realized from the disposition of Securities.

      The Securities held by the Trust will be subject to a Purchase Right which will limit the upside potential on the Security.

      Because the Trust may sell certain Securities or reduce their percentage under certain circumstances, and because the Trust may acquire additional Securities, the Trust is not expected to retain for any length of time its present size and exact composition. (See "Administration of the Trust--Portfolio Supervision.")

      The Trust is not a "managed" registered investment company and Securities will not be sold by the Trustee as a result of ordinary market fluctuations. Therefore, neither the Trustee nor the Sponsor has the authority to manage the Trust's assets in an attempt to take advantage of various market conditions to increase the Trust's net asset value. Further, the Sponsor may direct the disposition by the Trustee of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility.")

      There is no assurance that the issuers of the Securities will declare or pay any dividends in the future on the Securities initially deposited or to be deposited subsequently in the Trust. Neither the Sponsor nor the Trustee will be liable in any way for any default, failure or defect in the Securities.

                                  RISK FACTORS

Market Risk

      There can be no assurance that the objective of the Trust will be met because the Securities may rise or fall in value, or pay dividends, depending on the full range of economic and market influences affecting:

      o     the financial condition of issuers,

      o     the prices of equity securities in general, and

      o     the particular stocks that this Trust holds.

      If you invest in Units of the Trust, you should understand the risks inherent in any investment in common stock. The risks of investing in common stock include:

      o the risk that the financial condition of one or more of the issuers of the Securities may worsen;

      o     the risk that the issuer may reduce or eliminate a dividend;

      o     the risk that the general  condition of the stock market may weaken;
            and

      o the risk that the value of Units will decline as the market value of the Securities decreases.

      The Sponsor can not predict the direction or scope of any of these factors. See the risks described in Part A of the Prospectus as well as those set forth below.

Fluctuating Security Value

      Common stocks are susceptible to general stock market movements and to volatile and unpredictable increases and decreases in value as market confidence in and perceptions of the issuers change from time to time. Investors base these perceptions upon such factors as:

      o     expectations relating to a company's earnings and future prospects,

      o expectations regarding domestic and foreign economic, monetary and fiscal policies,

      o     inflation and interest rates,

      o     currency exchange rates, economic expansion or contraction, and

      o     global or regional political, economic and banking conditions.

      The Sponsor cannot predict the direction or scope of any of these factors. Therefore we can give no assurance that the Trust will effectively achieve its objective over its six month life. We can likewise give no assurance that future portfolios selected using the same methodology as the Trust during consecutive six month periods will meet their objectives. The Trust is not designed to be a complete equity investment program.

Purchase Right

      The value of your Units will fluctuate with the value of the stocks and the value of the Purchase Rights. The value of the Purchase Right reduces the value of your Unit. As the value of the Purchase Right increases it has a more negative impact on the value of your Unit. This increased negative impact may occur as the price of a Security is declining.

      The value of the Securities and the value of the Purchase Rights have an interrelated effect on the value of a Unit. The Trustee values the Securities based on the closing sales price of a Security at the Evaluation Time on the date of valuation. The Trustee values a Purchase Right at its fair market value. The value of the Purchase Rights will be affected by the value of the Securities, the volatility of the Securities and the stock markets, the remaining time to the expiration of the Purchase Rights, the level of interest rates and the dividend yields on the Securities. Additionally, the value of a Purchase Right does not increase or decrease at the same rate as the underlying stock (although they generally move in the same direction). However, as a Purchase Right approaches the Right Exercise Date, its value increasingly moves with the price of the Security subject to the Purchase Right.

      The Exercise Price for each stock held by the Trust may be adjusted downward before the Right Exercise Date triggered by certain corporate events affecting that stock. A downward adjustment to the Exercise Price will have the effect of reducing the equity appreciation that a Unit holder may receive on the Right Exercise Date. If the Exercise Price is adjusted downward and the Purchase Right is exercised at the reduced Exercise Price, a Unit Holder would lose money if the value of the Security at the time that the Unit is purchased is greater than the adjusted Exercise Price. Adjustments will be made to the Exercise Price of a Security based on adjustments made by the Options Clearing Corporation ("OCC") to options on that Security. The OCC generally does not adjust option strike prices to reflect ordinary dividends but may adjust option strike prices to reflect certain corporate events such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events.

Payment Risks

      There are certain payment risks involved in owning common stocks. Risks include those arising from the fact that holders of common and preferred stocks have rights to receive payments from the issuers of those stocks. These rights are generally inferior to those of creditors of, or holders of debt obligations issued by, such issuers. Furthermore, the rights of holders of common stocks are inferior to the rights of holders of preferred stocks. Holders of common stocks of the type held in the Portfolio have a right to receive dividends only when, as and if, and in the amounts, declared by the issuer's board of directors. Holders of common stocks such as those in the Portfolio also have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for.

      By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors. This rate is normally on a cumulative basis. Holders of preferred stocks do not ordinarily participate in other amounts available for distribution by the issuing corporation. Issuing corporations must pay cumulative preferred stock dividends before common stock dividends.

      The issuance of debt securities, as compared with both preferred and common stock, will create prior claims for payment of principal and interest in the case of debt securities. The issuance of preferred stock, as compared with common stock, will create prior claims for payment of dividends and liquidation preferences in the case of preferred stock. These prior claims could adversely affect (1) the ability and inclination of the issuer to declare or pay dividends on its common stock or (2) the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, common stocks lack a fixed principal amount and a maturity date but have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are thus unlike debt securities which typically have a stated principal amount payable at maturity; the market price will be subject to market fluctuations before the payment is made. Common stocks also differ from preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions. Additionally, market timing and volume trading will also affect the underlying value of Securities, including the Sponsor's buying of additional Securities and the Trust's selling of Securities during the Liquidation Period.

      The value of the Units will fluctuate depending on all the factors that have an impact on the economy and the equity markets. These factors similarly impact on the ability of an issuer to distribute dividends. There is no assurance that any dividends will be declared or paid in the future on the Securities. The Sponsor may direct the Trustee to dispose of Securities only upon the occurrence of certain events. (See "Sponsor--Responsibility"). However, the Trustee will not dispose of Securities solely as a result of normal fluctuations in market value.

      The Sponsor may deposit additional Securities and may continue to sell Units of the Trust even though one or more of the Securities no longer remains among the Low Five on the date of deposit of the additional Securities and even if the Security is no longer in the DJIA or an affiliate of the Sponsor has a sell recommendation on the Security.

Early Termination

      The Trust has a mandatory termination date set forth under Part A--"Summary of Essential Information," but may be terminated earlier if certain events occur (see "Termination"), including a reduction in the value of the Trust below the value set forth under Part A--Summary of Essential Information."

Litigation

      Except as stated above, the Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Portfolio. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. Pending and future litigation, legislation, regulation or deregulation may impair the ability of the issuers of the Securities to achieve their business goals and may have a material adverse impact on the Portfolio.

                                  UNIT CREATION

Deposit of Securities

      On the date that the Trust was created, the Sponsor deposited with the Trustee certain securities and/or contracts and funds (represented by irrevocable letter(s) of credit issued by major commercial bank(s)) for the purchase of the Securities, each subject to a Purchase Right held by a Right Holder. The Securities were deposited at prices equal to their market value as determined by the Trustee, which value has been reduced to reflect the Trust's obligation under the Purchase Right. The Sponsor created the Trust simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture and the Reference Trust Agreement. The Trustee then immediately recorded the Sponsor as owner of the units comprising the entire ownership of the Trust.

      Through this prospectus, the Sponsor is offering the Units, including Additional Units, as defined below, for sale to the public. The holders of Units (the "Unit Holders," or the "Unit Holder," as the context requires) will have the right to have their Units redeemed at a price based on the market value of the Securities if they cannot be sold in the secondary market which the Sponsor, although not obligated to, proposes to maintain. A secondary market for Units is a market where Units are bought and sold after their original issue. In addition, the Sponsor may offer for sale, through this Prospectus, Units which the Sponsor may have repurchased in the secondary market or upon the tender by a Unit Holder of Units for redemption. The Trustee has not participated in the selection of Securities for the Trust. The Sponsor or the Trustee will not be liable in any way for any default, failure or defect in any Securities.

      With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the number of shares of each Security in the Portfolio. You may find the original proportionate relationships on the Initial Date of Deposit in the "Schedule of Portfolio Securities." The original proportionate relationships are subject to adjustment under certain limited circumstances. (See "Administration of the Trust-Portfolio Supervision.") Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit in lieu of cash. Any additional Securities deposited will be subject to a Purchase Right with the same Exercise Price and the same Right Exercise Date as the Purchase Right initially deposited. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.

      This Prospectus may be used to continuously offer additional Units for sale to the public. After the 90 day period following the Initial Date of Deposit any deposit of additional Securities and cash must replicate the portfolio exactly as it was immediately before that deposit.

      The Sponsor may acquire large volumes of additional Securities for deposit into the Trust over a short period of time. These acquisitions may tend to raise the market prices of these Securities. To minimize the risk of price fluctuations when purchasing Securities, the Sponsor may purchase Securities at the closing price as of the Evaluation Time. To do so, the Sponsor may enter into trades with unaffiliated broker/dealers for the purchase of large quantities of shares. These securities will be deposited by the Sponsor into the Trust. These trades will be entered into at an increased commission cost which the Trust will bear. See "Summary of Essential Information." The Sponsor cannot currently predict the actual market impact of the Sponsor's purchases of additional Securities because it does not know the actual volume of Securities to be purchased and the supply and price of the Securities.

      Units will be sold by the Sponsor to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that that price is set. If Units are not available or are insufficient to fill the order, the Sponsor will reject the investor's order. The number of Units available may be insufficient to meet demand. This may be because of the Sponsor's inability to or decision not to purchase and deposit underlying Securities in amounts sufficient to maintain the proportionate numbers of shares of each Security as required to create additional Units or because of its inability to sell Purchase Rights. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as enough Units can be created. You will be deemed to have placed a new order for that number of Units each day until that order is accepted. The Sponsor will execute your order, when Units are available, at the Public Offering Price next calculated after the Sponsor accepts your continuing order. You will, of course, be able to revoke your purchase offer at any time prior to acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received. The Sponsor will first fill orders received first.

      On the initial Date of Deposit, each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Summary of Essential Information." Thereafter, if you redeem any Units, the amount of Securities in the Trust will decline, and the fractional undivided interest represented by each remaining Unit in the balance of the Trust will increase. However, if the Trust issues Additional Units, the aggregate value of the Securities in the Trust will increase by amounts allocable to such Additional Units and the fractional undivided interest in the Trust will fall. Units will remain outstanding until you or any Unit Holder, including the Sponsor, redeem them upon tender to the Trustee, or until the termination of the Trust on the terms specified in the Indenture and Agreement.

      All of the Securities are publicly traded on the New York Stock Exchange. The contracts to purchase Securities deposited initially in the Trust are expected to settle in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of Units purchased on the date of this prospectus.

                             TAX STATUS OF THE TRUST


      In the opinion of Cahill Gordon & Reindel LLP, special counsel for the Sponsor, under existing Federal income tax law:


      The Trust is not an association taxable as a corporation for Federal income tax purposes. Income received by the Trust will be treated as income of the Unit Holders in the manner set forth below.

      Under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended, each Unit Holder will be considered to be the owner of a pro rata portion of each asset in the Trust. The total tax cost of each Unit purchased solely for cash will equal the cost of Units, including the sales charge. A Unit Holder should determine the tax cost for each asset represented by the Unit Holder's Units purchased solely for cash by allocating the sum of the total cost for such Units, including the sales charge, and the fair market value of the Unit Holder's pro rata portion of the Trust's obligations under the Purchase Rights among the assets in the Trust represented by the Units in proportion to the relative fair market values thereof on the date the Unit Holder purchases such Units.

      The proceeds actually received by a Unit Holder upon termination of the Trust or redemption of Units will be net of the Creation and Development Fee and the charge for organizational expenses. The relevant tax reporting forms sent to Unit Holders will also reflect the actual amounts paid to them after reduction for the charge for organizational expenses and the Creation and Development Fee. Accordingly, you should not increase the total cost for your Units by the amount of the charge for organizational expenses or the Creation and Development Fee.


      You as a Unit Holder will be considered to have received all of the dividends paid on your pro rata portion of each Security when the Trust receives such dividends including the portion of such dividend used to pay ongoing expenses. In the case of a corporate Unit Holder, such dividends will qualify for the 70% dividends received deduction for corporations to the same extent as if the corporate Unit Holder held the dividend-paying stock subject to the Purchase Right directly. In the case of an individual Unit Holder, dividends received from domestic corporations are subject to a maximum tax rate of 15% to the same extent as if the individual Unit Holder held the dividend-paying stock subject to the Purchase Right directly. To qualify for the 15% tax rate, the individual Unit Holder must hold the Unit and the Trust must hold the Security for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Under certain circumstances, the holding period is tolled when the Unit or the Security is subject to a call option other than a "qualified covered call", or risk of loss has been otherwise diminished. The Purchase Rights are expected to constitute qualified covered calls, but may not so qualify if the value of the underlying Security increases significantly between the initial deposit and the date on which the Unit Holder purchases Units. In such event, the reduced tax rate would not be available to individual Unit Holders for dividends on the relevant Security and the dividends received deduction would not be available to corporate Unit Holders.


      You as an individual Unit Holder who itemizes deductions will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as if you paid such fees and expenses directly. You are entitled to this deduction only to the extent that this amount together with your other miscellaneous deductions exceed 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor.

      Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to you or to your agent of your pro rata share of the Securities in kind upon redemption or termination of the Trust will not be a taxable event to you. Your basis for Securities so distributed will be equal to your basis for the same Securities, previously represented by your Units, before such distribution. The holding period for such Securities should include the period during which you held the Units. You will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when you dispose of such Securities in a taxable transfer.

      You as a Unit Holder will be treated as having assumed the obligations under the Purchase Right contract with the Right Holder with respect to your pro rata portion of the related Securities in exchange for an amount equal to your pro rata portion of the fair market value of the Trust's obligations under the Purchase Rights (the "Right Assumption Amount"). The amount deemed to have been received by you as consideration for assuming the obligations under the Purchase Right contract is not currently taxable to you. If the Purchase Right is not exercised on the Right Exercise Date or otherwise lapses or terminates, you will recognize a short-term capital gain equal to your pro rata portion of the Right Assumption Amount. If the Purchase Right is exercised by the holder thereof, you will be deemed to have sold your pro rata portion of the Securities subject to that Purchase Right and realized an amount equal to your pro rata portion of the sum of the Exercise Price plus the Right Assumption Amount. You will recognize taxable capital gain equal to the excess of such amount realized by you over your adjusted tax cost.

      Upon a sale of all or some of your Units, you will be treated as having sold the pro rata portion of the Securities underlying the Units sold. You will be treated as having received total consideration ("Total Consideration") equal to the sum of (1) the actual consideration received by you from the purchaser and (2) an additional amount equal to the pro rata portion of the aggregate fair market value of the Purchase Right on the date of sale (the "Additional Consideration"). You generally will recognize gain or loss with respect to each Security underlying the Units sold equal to the difference between the portion of the Total Consideration allocated to such Security and your adjusted tax cost for such Security. The difference between your pro rata portion of the Right Assumption Amount with respect to each Security and the Additional Consideration attributable thereto will be recognized by you as short-term capital gain or loss.

      Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation. These tax laws will treat the income of the Trust as the income of the Unit Holders.


      If the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security (other than a sale pursuant to the Purchase Right which is discussed above) exceed your adjusted tax cost allocable to the Security disposed of, you will realize a taxable gain to the extent of such excess. Conversely, if the proceeds that the Distribution Agent or the Trustee receives upon the sale of an underlying Security are less than your adjusted tax cost allocable to the Security disposed of, you will realize a loss for tax purposes to the extent of such difference. However, upon reinvestment of proceeds in a New Series in connection with an exchange or non-In-Kind Rollover, the Internal Revenue Service may seek to disallow such loss to the extent that
(1) the underlying securities in each trust are substantially identical and (2) the purchase of units of the New Series takes place less than thirty-one days after the sale of the underlying Security. Under the Internal Revenue Code, capital gain of individuals, estates and trusts from Securities held for more than one year generally is subject to a maximum nominal tax rate of 15%. Such capital gain may, however, result in a disallowance of itemized deductions and/or affect a personal exemption phase-out. The capital gain rate of 15% will be unavailable to you with respect to those Securities which you have held for less than a year and a day at the time of sale. Because the term of the Trust is less than one year, this includes all sales by the Trust or the Distribution Agent.


      From time to time Congress considers proposals to reduce the rate of the dividends received deduction. This type of legislation, if enacted into law, would reduce the after-tax return to investors who can take advantage of the deduction.

      Foreign Unit Holders (including nonresident alien individuals, foreign corporations, and foreign partnerships) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on dividend distributions.

      You should consult your tax advisor with respect to the application of the above general information to your own personal situation.

                                RETIREMENT PLANS

      Units of the Trust may be suited for purchase by Individual Retirement Accounts and pension plans or profit sharing and other qualified retirement plans. If you are considering participation in any such plan you should review specific tax laws and pending legislation relating to the plan and should consult attorneys or tax advisors with respect to the establishment and maintenance of any such plan.

                            PUBLIC OFFERING OF UNITS

Public Offering Price

      The Public Offering Price of the Units is calculated on each business day by the following formula: the aggregate market value of the Portfolio Securities and other Trust assets, as determined by the Trustee, next computed after receipt of a purchase order is reduced by Trust liabilities and the value of Purchase Rights and then divided by the number of Units outstanding. The sales charge shown in the table in the Volume Discount section is added to the net asset value per Unit. The Units outstanding may be split to create greater or fewer units (a reverse split). The Sponsor will add to the Public Offering Price commissions and any other transactional costs, if any, in connection with the deposit of additional Securities or contracts to purchase additional Securities for the creation of Additional Units. The Public Offering Price will include a proportionate share of amounts in the Income Account and Principal Account and amounts receivable in respect of stocks trading ex-dividend, other than money required to be distributed to Unit Holders on a Distribution Date and money required to redeem tendered Units. In the event a stock is trading ex-dividend at the time of deposit of additional Securities, the Sponsor will add to the Public Offering Price an amount equal to the dividend that would be received if such stock were to receive a dividend. The Public Offering Price on any particular date will vary from the Public Offering Price on the initial Date of Deposit, set forth in the "Summary of Essential Information," based on:

      o     fluctuations in the aggregate market value of the Securities,

      o     the amount of available cash on hand in the Trust, and

      o the amount of Trust fees, expenses and liabilities and the value of the Purchase Rights.

      A portion of the Public Offering Price also consists of cash or securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs include:

      o     the cost of the preparation of documents relating to the Trust,

      o     federal and state registration fees,

      o     the initial fees and expenses of the Trustee,

      o     legal expenses, and

      o     any other out-of-pocket expenses.

      The Sponsor will receive the estimated organization costs as of the close of the initial offering period. The Trustee will advance this amount and recover its advance from the proceeds of the sale of Securities at the termination of the Trust.

      As more fully described in the Indenture, the Trustee determines the aggregate market value of the Securities based on closing prices on the day it makes the valuation as described under "Rights of Unit Holders--Computation of Redemption Price per Unit." If there are no such reported prices, the Trustee takes into account the same factors referred to under "Rights of Unit Holders--Computation of Redemption Price per Unit." The value of the Securities and the value of the Purchase Rights have an interrelated effect on the value of a Unit. The Trustee values the Securities based on the closing sales price of a Security at the Evaluation Time on the date of valuation. The Trustee values the Purchase Rights at their fair market values. The value of the Purchase Rights will be affected by the value of the Securities, the volatility of the Securities, the remaining time to the expiration of the Purchase Rights, the level of interest rates and the dividend yields on the Securities. Determinations are effective for transactions effected after the last preceding determination.

Sales Charge

      The sales charge that a Unit Holder pays may be more or less than the sales charge on the initial Date of Deposit because of the fluctuation of the value of the Securities from that on the Initial Date of Deposit.

      For purchases of Units with a value of $100,000 or more, we will reduce the sales charge as shown below under "Volume Discount." If you acquire Units of the Trust pursuant to an exchange of units of a different unit investment trust you will pay a reduced sales charge of 1.50% at the time of the exchange.

Public Distribution

      Units issued on the Date of Deposit and additional Units issued after this date in respect of additional deposits of Securities will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial offering period is 30 days unless all Units are sold beforehand in which case the initial public offering period will terminate. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

      The Sponsor will sell Units to dealers at prices which reflect the concession listed in the Volume Discount section. They may offer to the public unsold Units or Units acquired by the Sponsor in the secondary market referred to below, by this Prospectus at the then current Public Offering Price determined as provided above.

      The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National
Association of Securities Dealers, Inc. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

      In addition, sales of Units may be made pursuant to distribution arrangements with certain banks. These banks are subject to regulation by the Office of the Comptroller of the Currency and are acting as agents for their customers. A portion of the sales charge that these customers pay is retained by or remitted to these banks in an amount equal to the amount customarily received by an agent for acting in that capacity in connection with the purchase of Units.

Secondary Market

      While not obligated to do so, the Sponsor presently intends to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from Unit Holders at the Sponsor's Repurchase Price. The Sponsor computes the Repurchase Price in the same manner as the Redemption Price is calculated. The Sponsor does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units.

      In addition, after the initial offering period, the Sponsor's Repurchase Price will be reduced to reflect the estimated costs of liquidating the Securities to meet redemption requests. The Sponsor may reoffer to the public any Units repurchased by the Sponsor at the Sponsor's Repurchase Price. The reoffering price will be the then current Public Offering Price. The Sponsor will bear any profit or loss resulting from the resale of those Units. The Sponsor may temporarily or permanently discontinue the repurchase of Units of this series at the Sponsor's Repurchase Price if the supply of Units exceeds demand or for any other business reason. You may redeem your Units through the Trustee.

      The Sponsor may redeem any Units that it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination may include the number of units of all series of unit trusts which it has in its inventory, the saleability of these units and its estimate of the time required to sell these units and general market conditions.

Profit of Sponsor

      The Sponsor receives a sales charge on Units sold to the public and to dealers. The Sponsor may have also realized a profit or sustained a loss on the deposit of the Securities in the Trust. This profit or loss represents the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust. For a description of this profit or loss and the amount of such difference on the initial Date of Deposit see "Summary of Essential Information." The Sponsor may realize a similar profit or loss in connection with each additional deposit of Securities. In addition, the Sponsor may have acted as a broker in transactions relating to the purchase of Securities for deposit in the Trust. During the initial public offering period the Sponsor may realize additional profit or sustain a loss due to daily fluctuations in the prices of the Securities in the Trust and thus in the Public Offering Price of Units the Sponsor receives. If the Sponsor receives cash from the Unit Holders before the settlement date for purchase of Units or before the payment for Securities upon their delivery, the Sponsor may use the cash in the Sponsor's business and may benefit from the use of the cash.

      The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. The Sponsor may also realize profits or sustain losses while maintaining a secondary market in the Units. These profits or losses are the amount of any difference between the prices at which the Sponsor buys Units and the prices, including a sales charge, at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

Volume Discount

      Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

      The sales charge for the Trust will be reduced to 1.50% for sales to any person of Units with a value of $100,000 or more.

                                                                    Dealer
                                   Primary and Secondary Market   Concession
                                   ----------------------------   ----------
                                     Percent of     Percent       Percent of
                                      Public         of Net         Public
                                     Offering        Amount        Offering
Purchases                              Price        Invested         Price
---------                              -----        --------      ----------
Less than $100,000 ..............      1.75%         1.78%           1.30%
$100,000 or more ................      1.50%         1.52%           1.05%

      For sales in the secondary market during the indicated periods, the sales charge will be:


                                               Percent of        Percent of Net
                                          Public Offering Price  Amount Invested
                                          ---------------------  ---------------
September 11, 2003 - October 10, 2003 .....       1.25%              1.27%
October 11, 2003 - November 10, 2003 ......       1.00%              1.01%
November 11, 2003 - to Termination Date ...        .75%              .755%


      The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of Units of any other trust that may be offered by the Sponsor.

      Units held in the name of your spouse or in the name of your child under the age 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be acquired in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

Employee Discount

      The Sponsor intends, at its discretion, to permit its employees and employees of its affiliates to purchase Units of the Trust at a price equal to the net asset value of the Securities in the Trust divided by the number of Units outstanding plus a reduced sales charge equal to $5.00 per 1,000 Units, subject to a limit of 5% of the Units.

                             RIGHTS OF UNIT HOLDERS

Ownership of Units

      You are required to hold your Units in uncertificated form. The Trustee will credit your account with the number of Units you hold. Units are transferable only on the records of the Trustee upon presentation of evidence satisfactory to the Trustee for each transfer. Any sums payable for taxes or other governmental charges imposed upon these transactions must be paid by you and you must comply with the formalities necessary to redeem Units.

Certain Limitations

      The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

Voting of the Portfolio Securities

      No Unit Holder shall have the right to vote except with respect to removal of the Trustee or amendment and termination of the Trust as prescribed in the Indenture. Unit Holders have no right to control the operation or administration of the Trust in any manner.

Distribution

      Cash amounts received by the Trust will be distributed as set forth below on a pro rata basis to Unit Holders of record as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units. Because the expenses of the Trust may exceed the dividend income received by the Trust there can be no assurance that there will be any amounts available for distribution to Unit Holders.

      The Record Dates and the Distribution Dates are set forth in Part A of this Prospectus. See "Summary of Essential Information." The distributions will be an amount equal to:

      o the Unit Holder's pro rata portion of the amount of dividend income received by the Trust plus

      o proceeds of the sale of Portfolio Securities, including capital gains, not used for the redemption of Units, if any, less

      o the Trustee's fees and expenses and less the portfolio supervision fees.

      Distributions for the account of beneficial owners of Units registered in "street name" that the Sponsor or its affiliates hold will be made to the investment account of such beneficial owners maintained with the Sponsor or its affiliates. Whenever regulatory or tax purposes require or whenever the Sponsor directs, the Trustee may make special distributions on special distribution dates to Unit Holders of record on special record dates that the Trustee declares.

      The Trustee credits dividends payable to the Trust as a holder of record of the Securities to an Income Account, as of the date on which the Trust is entitled to receive those dividends. The Trustee credits to a Principal Account other receipts, including (1) return of investment and gain and (2) amounts received upon the sale, pursuant to the Indenture and Agreement, of rights to purchase other Securities distributed in respect of the Securities in the Portfolio. The Trust will distribute the following to each Unit Holder as of a Record Date on the next following Distribution Date or shortly thereafter. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. The distribution shall consist of:

      o an amount approximately equal to the dividend income per Unit, after deducting estimated expenses, if any, plus

      o your pro rata share of the distributable cash balance of the Principal Account.

      The Trustee will hold proceeds it receives from the disposition of any of the Securities which are not used for redemption of Units in the Principal Account until it distributes those proceeds on the Distribution Date following receipt of them. The Trustee does not need to make a distribution from the Principal Account if the balance in that account is less than $1.00 per 1,000 Units outstanding. Funds the Trustee holds in the various accounts created under the Indenture are non-interest bearing to Unit Holders. The Trustee receives the benefit of holding such funds which are interest bearing to it.

      As of each Distribution Date the Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust. (See "Expenses and Charges.") The Trustee may also withdraw from these accounts the amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of those amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account and the Principal Account those amounts as may be necessary to cover redemption of Units by the Trustee. (See "Rights of Unit Holders.")

      The Trustee will follow a policy that it will place Securities disposition transactions with a broker or dealer only if it expects to obtain favorable prices and executions of orders. In connection with the brokerage transactions, the Sponsor may act as broker and receive commissions if the Trustee expects to obtain the most favorable prices and execution. In placing Securities transactions, the Trustee will not consider the furnishing of statistical and research information to the Trustee by any of the securities dealers through which the Trustee executes transactions.

Tender of Units for Redemption

      Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and payment of any relevant tax. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be cancelled.

      You must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

      Within seven calendar days following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, you will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit"). The "date of tender" is deemed to be the day on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on which the New York Stock Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price computed on that day.

      The Trustee will sell Securities to redeem Units unless it redeems Units in kind. The Trustee will sell the Securities to a purchaser subject to the Purchase Right or purchase the Purchase Right which will cancel it and then sell the underlying Securities. Because of the minimum amounts in which the Purchase Rights must be traded, the proceeds of Securities sold subject to their Purchase Rights may exceed the amount required at the time to redeem Units. These excess proceeds will be distributed to Unit Holders. Cash will be distributed instead of fractional shares. The cash and the whole shares will aggregate an amount equal to the Redemption Price per Unit.

      In kind distributions (the "In Kind Distribution") will take the form of whole shares of Securities subject to Purchase Rights. The Trustee may redeem Units in-kind upon the redemption by a Unit Holder of an amount of Units representing a minimum of 100 Flex Options (relating to 10,000 shares) on each of the Securities in the Trust. Unit Holders receiving an in-kind redemption may either sell the Securities received subject to the Flex Options or enter into a closing purchase transaction with regard to the Flex Options. Unit Holders will incur brokerage fees in connection with a disposition when entering into a closing purchase transaction and when selling the Securities.

      Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available. To the extent that Units are redeemed, the size of the Trust will be reduced.

      The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend or holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which a disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

Purchase by the Sponsor of Units Tendered for Redemption

      The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a secondary market for Units, the Sponsor, before the close of business on the day of tender, may purchase any Units tendered to the Trustee for redemption by making payment for the Units in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 7 days of the date of tender (see "Public Offering of Units--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of such Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").

Computation of Redemption Price per Unit

      The Redemption Price per Unit of the Trust is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit is your pro rata share, determined by the Trustee, of:

      o     the aggregate value of the Securities in the Trust,

      o cash on hand in the Trust including dividends receivable on stocks trading ex-dividend as of the date of computation and

      o     any other assets of the Trust, less

      o     the value of the Purchase Rights,

      o amounts representing taxes and governmental charges payable out of the Trust,

      o     liabilities of the Trust,

      o     the accrued but unpaid expenses of the Trust, and

      o cash held for distribution to Unit Holders of record as of the date prior to the evaluation.

      The Trustee shall determine the aggregate value of the Securities in good faith in the following manner:

      o the evaluation is generally based on the closing trade prices as of the Evaluation Time on the New York Stock Exchange and the Chicago Board of Options Exchange in the case of Purchase Rights (unless the Trustee deems these prices inappropriate as a basis for valuation) or,

      o if there is no closing trade price on that exchange, at the mean between the closing bid and asked prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on that exchange, the evaluation shall generally be based on the current bid price of the Securities and the offer price of the Purchase Rights on the over-the-counter market (unless the Trustee deems these prices inappropriate as a basis for evaluation).

      In the event the Trustee determines that the last quoted CBOE closing price does not reflect the market value, the Trustee may determine the fair value by considering various factors including the range of prices of transactions effected at the Evaluation Time.

      If current bid or closing prices are unavailable, the Trustee shall use any of the following methods which the Trustee deems appropriate to value
Securities:

      o     on the basis of current bid prices for comparable securities,

      o by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee,

      o     on the basis of the last trade price of the Security or

      o     by any combination of the above, each as of the Evaluation Time.

                              EXPENSES AND CHARGES

Organization Costs

      You and the other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges will include:

      o     the  cost  of  the  preparation,   printing  and  execution  of  the
            Indenture, Registration Statement and other documents relating to the Trust,

      o     Federal and State registration fees and costs,

      o     the initial fees and expenses of the Trustee, and

      o     legal and auditing expenses.

      The Sponsor will pay advertising and selling expenses at no cost to the Trust.

Trust Fees and Expenses

      The Trust fees and expenses are estimated in Part A. If the actual expenses exceed the estimate, the actual amount will be charged to the Trust. The Portfolio Supervisor's fee (the "Supervisory Fee"), earned for portfolio supervisory services, is based upon the largest number of Units outstanding during the life of the Trust. The Portfolio Supervisor's fee as set forth in "Summary of Essential Information" may exceed the actual costs of providing portfolio supervisory services for this Trust. At no time will the total amount the Portfolio Supervisor receives for portfolio supervisory services rendered to all series of the National Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

      Under the Indenture and Agreement for its services as Trustee and evaluator, the Trustee receives an annual fee in the amount set forth in "Summary of Essential Information." The Trustee's fee and the Trust expenses accrue daily and are payable on the Termination Date from the Income Account, to the extent funds are available and thereafter from the Principal Account. Such Trustee's fee may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor but such fee will not be increased in excess of increases in the Trustee's costs. In addition to the Trustee's fee, the Trustee receives income to the extent that it holds funds on deposit in various accounts which are non-interest bearing to Unit Holders created under the Indenture.

Creation and Development Fee

      The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% per annum collected monthly of the net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than 0.50% of a Unit Holder's initial investment. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Securities will be sold to generate the cash needed to pay the fee.

Other Charges

      The Trust does or may incur the following additional charges as more fully described in the Indenture and Agreement:

      o     fees of the Trustee for extraordinary services,

      o expenses of the Trustee, including legal and auditing expenses, and of counsel that the Sponsor designated,

      o     various governmental charges,

      o expenses and costs of any action the Trustee takes to protect the Trust and the rights and interests of the Unit Holders,

      o indemnification of the Trustee for any loss, liability or expenses it incurred in the administration of the Trust without negligence, bad faith, willful malfeasance or willful misconduct on its part or reckless disregard of its obligations and duties,

      o indemnification of the Sponsor for any losses, liabilities and expenses incurred in acting as Sponsor or Depositor under the Agreement without gross negligence, bad faith, willful malfeasance or willful misconduct or reckless disregard of its obligations and duties,

      o expenditures incurred in contacting Unit Holders upon termination of the Trust, and

      o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

Payment

      The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee, they are secured by a lien on the Trust. Dividends on the Securities are expected to be sufficient to pay the estimated expenses of the Trust. If the balances in the Income and Principal Account are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay those amounts. To the extent that the Trustee sells Securities, the size of the Trust will decline and the proportions of the types of Securities may change. Such sales might be required at a time when Securities would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum lot size in which Securities may be required to be sold, the proceeds of such sales may exceed the amount necessary for the payment of such fees and expenses.

                           ADMINISTRATION OF THE TRUST

Reports and Records

      With each distribution, the Trustee will furnish to the Unit Holders a statement of the amount of dividends and other receipts, if any, distributed, expressed in each case as a dollar amount per Unit.

      Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

      1. As to the Income Account:

            o     dividends and other cash amounts received

            o deductions for payment of applicable taxes and for fees and expenses of the Trust and for redemptions of Units

            o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

      2. As to the Principal Account:

            o the dates of disposition and identity of any Securities and the net proceeds received therefrom

            o deductions for payments of applicable taxes, for fees and expenses of the Trust, for redemptions of Units, and

            o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

      3. And the following information:

            o a list of the Securities held as of the last business day of the calendar year;

            o the number of Units outstanding as of the last business day of such calendar year;

            o the Redemption Price Unit based on the last Evaluation made during such calendar year; and

            o the amounts actually distributed during such calendar year from the Income and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for such distributions.

      The accounts of the Trust may be audited not less frequently than annually by independent certified public accountants designated by the Sponsor, and the report of such accountants will be furnished by the Trustee to Unit Holders upon request.

      The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the Portfolio and a copy of the Indenture.

                                    AMENDMENT

      The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of any of the Unit Holders

      o to cure any ambiguity or to correct or supplement any provision contained therein which may be defective or inconsistent with any other provision contained therein;

      o to change any provision thereof as the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;

      o to make such other provision in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

      The parties to the Indenture and Agreement may also amend that document from time to time or they may waive the performance of any of the provisions of the Indenture and Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture and Agreement or of modifying in any manner the rights of the Unit Holders, if the express written consent of Holders of Units evidencing 51% of the Units at the time outstanding under the Indenture and Agreement is obtained. No party, however, may amend the Indenture and Agreement, or waive any provision thereof, so as to (1) increase the number of Units issuable in respect of the Trust above the aggregate number specified in Part 2 of the Agreement or such lesser amount as may be outstanding at any time during the term of the Indenture except as the result of the deposit of additional Securities, as therein provided, or reduce the relative interest in the Trust of any Unit Holder without his consent, (2) permit the deposit or acquisition thereunder of securities or other property either in addition to or in substitution for any of the Securities except in the manner permitted by the Trust Indenture as in effect on the date of the first deposit of Securities or permit the Trustee to vary the investment of Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted or (3) adversely affect the characterization of the Trust as a grantor trust for federal income tax purposes. In the event of any amendment requiring the consent of Unit Holders, the Trustee is obligated to promptly notify all Unit Holders of the substance of the amendment.

                                   TERMINATION

      The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets is less than 40% of the Securities deposited in the Trust on the Date of Deposit and subsequent thereto. However, in no event may the Trust continue beyond the Termination Date set forth under "Summary of Essential Information" in Part A.

Termination Options

      The Trust will terminate on the Termination Date set forth in the Summary of Essential Information, approximately six months after the Date of Deposit (unless terminated as set forth above). A Unit Holder's Units will be redeemed in kind on the Termination Date by distribution of the Unit Holder's pro rata share of the Securities and any cash in the Portfolio of the Trust on that date to the Distribution Agent who will act as agent for that Unit Holder.

      Securities Disposition Options--A Unit Holder who so elects by notifying the Trustee at least three business days before the Termination Date of the Trust will have the Securities received on the Termination Date disposed of on behalf of a Unit Holder by the Distribution Agent in accordance with one or more of the following three options as elected by a Unit Holder:

            1. to have such underlying Securities distributed in kind no later than the business day next following the Termination Date. Unit Holders will incur brokerage costs when selling those Securities;

            2. to receive the Unit Holder's pro rata share of the cash received by the Distribution Agent (less expenses) upon the sale by the Distribution Agent of the underlying Securities attributable to Unit Holders electing this option over a period not to exceed 10 business days commencing on the Termination Date. Amounts received by the Distribution Agent over such 10 business day period representing the proceeds of the underlying Securities sold will be held by The Bank of New York in accounts which are non-interest bearing to Unit Holders and which are available for use by The Bank of New York pursuant to normal banking procedures and will be distributed to Unit Holders within 5 business days after the settlement of the trade for the last Security to be sold; and

            3. to invest the proceeds from the sale of the underlying Securities attributable to Unit Holders electing this option within 30 days of the Termination Date, as received by the Distribution Agent upon the sale of those underlying Securities over a period not to exceed 10 business days commencing on the Termination Date, in units of a subsequent series of National Equity Trust as designated by the Sponsor (the "New Series") if the New Series is offered at such time. The Units of a New Series will be purchased by the Unit Holder upon the settlement of the trade for the last Security to be sold. Such purchaser will be entitled to a reduced sales load upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options in a subsequent series of the Trust will occur in each New Series of the Trust approximately six months after that New Series' creation. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unit Holder's election to participate in this option will be treated as an indication of interest only. At any time before the purchase by the Unit Holder of units of a New Series, the Unit Holder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities.

      Unit Holders who do not elect as set forth above will have their Units redeemed on the Termination Date and be deemed to have elected to receive the cash proceeds from the sale of the Unit Holder's pro rata share of the underlying Securities (option 2).

      Under each option a Unit Holder will receive the Redemption Price per Unit (net asset value) determined as of the Evaluation Time on the Termination Date. The Distribution Agent will sell the underlying Securities in the case of the second and third option over a period not to exceed 10 business days commencing on the Termination Date. The proceeds of any such sales will be reduced by any applicable brokerage commissions. The sale arrangement is one in which The Bank of New York will sell the Securities as agent for the Unit Holder and is separate from the Trust which terminates on the Termination Date. The proceeds of those sales may be more or less than the value of the Securities on the Termination Date. The Sponsor, on behalf of the Distribution Agent if the Sponsor effects those sales, or the Distribution Agent if the Sponsor does not, will, unless prevented by unusual or unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities or collapse of the economy, sell on each business day during the 10 business day period at least a number of shares of each Security which then remains in the Portfolio equal to the number of those shares in the Portfolio at the beginning of that day multiplied by a fraction the numerator of which is one and the denominator of which is the number of days remaining in the 10 business day sales period. The proceeds of sale will not be distributed by the Distribution Agent until the trade for the sale of the last Security sold during the 10 business day period settles.

      Depending on the amount of proceeds to be invested in Units of the new series and the number of other orders for Units in the new series, the Sponsor may purchase a large amount of securities for the new series in a short period of time. The Sponsor's buying of Securities may tend to raise the market prices of these Securities. The actual market impact of the Sponsor's purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the 10 business day period commencing on the Termination Date; depending on the number of sales required, the prices of, and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds to be credited to Unit Holders. The Sponsor believes that the sale of underlying Securities over a 10 business day period as described above is in the best interest of Unit Holders and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Sponsor, in implementing such sales of Securities on behalf of the Distribution Agent, will seek to maximize the sales proceeds and will act in the best interest of the Unit Holders. The proceeds of the sale of the Securities will be in an amount equal to amounts realized upon the sale of the Securities over the 10 business day period. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

      It should also be noted that Unit Holders will realize taxable capital gains or losses on the liquidation of the Securities representing their Units, but, due to the procedures for investing in the new "rollover" series, no cash would be distributed at that time to pay any taxes.

      The Sponsor may for any reason, in its sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unit Holder. The Sponsor may offer a subsequent trust but not within a short time period subsequent to the termination of the Trust and, consequently, such trust may not accommodate a "rollover" from the Trust. All Unit Holders will then elect either option 1 or option 2. There can be no assurance that any rollover or exchange from one series to another will achieve the desired tax result. The Sponsor is not a tax advisor and each Unit holder should consult his, her or its tax advisor with regard to any gains or losses on the stock in the Trust and the tax treatment thereof.

      By electing to reinvest in the new series, the Unit Holder indicates his interest in having his termination distribution from the Trust invested only in the new series created next following termination of the Trust; the Sponsor expects, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unit Holders a semiannual opportunity to elect to "rollover" their termination distributions into a new series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a new series or any other security. A Unit Holder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsor intends to coordinate the date of deposit of a future series so that the terminating trust will terminate within a few weeks of the creation of a New Trust.

      The Sponsor reserves the right to modify, suspend or terminate the rollover option at any time.

                       RESIGNATION, REMOVAL AND LIABILITY

                                     TRUSTEE

      The Trustee is The Bank of New York. It is a New York bank with its principal office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10268-0974.

Limitations on Liability

      The Trustee shall not be liable or responsible in any way for:

      o depreciation or loss incurred by reason of the disposition of any moneys or Securities; or

      o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents.

      The Trustee, however, shall be liable for willful misfeasance, bad faith or negligence in the performance of its duties. The Trustee shall also be liable by reason of its reckless disregard of its obligations and duties under the Indenture and Agreement. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

Responsibility

      The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any such sale of Securities or by reason of the failure of the Sponsor to give directions to the Trustee.

      Additionally, the Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption.

      Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units will be distributable by the Trustee to Unit Holders of record on the Record Date next prior to a Distribution Date.

      For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the "Rights of Unit Holders" and "Sponsor-Resignation" sections.

Resignation

      By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may also remove the Trustee for any reason, either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                                     SPONSOR

      Prudential Investment Management Services LLC is a wholly-owned indirect subsidiary of Prudential Financial, Inc. and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Sponsor is a distributor for various open-end management companies and unit investment trusts.

Limitations on Liability

      The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to the Trust or to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or responsible in any way for any default, failure or defect in any Security or for depreciation or loss incurred by reason of the disposition of any Security. The Sponsor will, however, be liable for (1) its own willful misfeasance, (2) bad faith, (3) gross negligence or (4) reckless disregard of its duties and obligations under the Agreement.

Responsibility

      The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations.

      Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security upon the happening of certain events, including, without limitation, default under certain documents or other occurrences, including legal actions which might adversely affect future declaration and payment of dividends, institution of certain legal proceedings, and a decline in market price to such an extent, or such other adverse market or credit factor, as in the opinion of the Sponsor would make retention of a Security detrimental to the Trust and to the interests of the Unit Holders. The Sponsor may instruct the Trustee to tender a Security for cash or sell the Security on the open market when in its opinion it is in the best interest of the Unit Holders to do so in the event of a public tender offer or merger or acquisition announcement.

      The Portfolio Supervisor and/or an affiliate thereof intend to continuously monitor developments affecting the Securities in the Trust in order to determine whether the Trustee should be directed to dispose of any such Securities.

      It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization, except that the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer failed to declare or pay or the Sponsor anticipates such issuer will fail to pay or declare anticipated dividends with respect thereto. If the Trust receives the securities of another issuer as the result of a merger or reorganization of, or a spin-off, or split-up by the issuer of a Security included in the original Portfolio, the Trust may under certain circumstances hold those securities as if they were one of the Securities initially deposited and adjust the proportionate relationship accordingly for all future subsequent deposits.

      Any securities so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. Within five days after the deposit of securities in exchange or substitution for any of the underlying Securities, the Trustee is required to give notice thereof to each Unit Holder, identifying the Securities eliminated and the Securities substituted therefor.

      Except as otherwise set forth in the Prospectus, the acquisition by the Trust of any securities other than the Securities initially deposited is prohibited.

      The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distribution" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

Resignation

      If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either (1) appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission, (2) act as Sponsor itself without terminating the Trust or (3) terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

Code of Ethics

      The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.

                                 LEGAL OPINIONS


      Certain legal matters in connection with the Units offered hereby have been passed upon by Cahill Gordon & Reindel LLP, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.


                             INDEPENDENT ACCOUNTANTS

      The financial statement included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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You should rely only on the information contained in this Prospectus. We have not authorized anyone to represent to you or provide to you information that is different. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

                                  | NATIONAL EQUITY TRUST(R)

                                  SHORT-TERM
                                OPTION
                                  PORTFOLIO


                                  | SHORT-TERM LOW FIVE COVERED
                                  | WRITE OPTION TRUST SERIES 8


                                  SPONSOR
                                  Prudential Investment Management Services LLC 100 Mulberry Street
                                  Gateway Center Three
                                  Newark, New Jersey 07102

                                  TRUSTEE
                                  The Bank of New York
                                  101 Barclay Street
                                  New York, New York 10286

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:


o   Securities Act of 1933 (file no. 333-105359) and


o   Investment Company Act of 1940 (file no. 811-5046).

Information about the Trust can be reviewed and copied at Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009.

Call: 1-202-942-8090 for information about the Public Reference Room

Visit: the EDGAR database of the SEC's website at http://www.sec.gov for reports and other information about the Trust. Copies may be obtained, after paying a duplicating fee, by writing the Commission or by electronic request to publicinfo@sec.gov.

                                                                           06/03

                                     PART II
                ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS
                       CONTENTS OF REGISTRATION STATEMENT

Contents of Registration Statement

      This Registration Statement on Form S-6 comprises the following papers and documents:


          The Prospectus.
          Signatures.
          Written consents of the following persons:
                     Cahill Gordon & Reindel LLP (included in Exhibit 5). PricewaterhouseCoopers LLC.


      The following Exhibits:

           ***Ex-3.(i)    -- Limited Liability Company Agreement for Prudential
                             Investment Management Services LLC dated October 9, 1996, amended October 17, 1996.

           ***Ex-3.(ii)   -- By-Laws of Prudential Investment Management
                             Services LLC.

          ****Ex-4.a      -- Trust Indenture and Agreement and Distribution
                             Agency Agreement dated August 8, 2001.


             *Ex-4.b      -- Reference Trust Agreement dated June 10, 2003.


             *Ex-5        -- Opinion of counsel as to the legality of the
                             securities being registered.

            **Ex-24       -- Powers of Attorney

           ***Ex-99.1     -- Information as to Officers of Prudential Investment
                             Management Services LLC is incorporated by reference to the Form N-8B-2 filed pursuant to
                             Section 8(b) of the Investment Company Act of 1940 (1940 Act File No. 811-5046).

           ***Ex-99.2     -- Affiliations of Sponsor with other investment
                             companies.

           ***Ex-99.A(ii) -- Code of Ethics.


----------
   *  Filed herewith.


  ** Incorporated by reference to exhibits of same designation filed with the Securities and Exchange Commission as exhibits to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 5, Registration No. 333-98329 (filed August 19, 2002) and National Equity Trust, S&P 500 Strategy Trust Series 19, Registration No. 333-101790 (filed January 3,
      2003).

 *** Incorporated by reference to exhibits filed with the Securities and Exchange Commission as exhibits to the Form N-8B-2 under the Investment Company Act of 1940 of Prudential Unit Trusts (Prudential Equity Trust Series 1 and any other series of Prudential Unit Trusts) and any series of National Equity Trust, File No. 811-5046 (filed June 29, 2001).

**** Incorporated by reference to an exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 1, Registration No. 333-52930 (filed August 9, 2001).

                                   SIGNATURES


      The registrant, National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 8 hereby identifies Series 1 of the Short-Term Low Five Covered Write Option Trust Series for purposes of the representations required by rule 487 and represents the following:

            (1) That portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

            (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective dates were determined by the Commission or the staff; and

            (3) That it has complied with rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the registrant, National Equity Trust, Short-Term Low Five Covered Write Option Trust Series 8, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on June 10, 2003.


           NATIONAL EQUITY TRUST
           SHORT-TERM LOW FIVE COVERED WRITE OPTION TRUST SERIES 8
           (Registrant)
           By PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
           (Sponsor/Depositor)

             /s/   RICHARD R. HOFFMANN      Vice President and Attorney-in-Fact
                --------------------------
                   Richard R. Hoffmann


             /s/            *               President
                --------------------------
                   Robert F. Gunia

             /s/            *               Chief Financial Officer, Comptroller
                --------------------------
                   Michael J. McQuade


             By PIFM Holdco, INC.
             (Manager of Prudential Investment Management Services LLC)

             By:   /s/ RICHARD R. HOFFMANN
                ---------------------------------------------
                   Richard R. Hoffmann
                   Vice President
                   authorized signatory for PIFM Holdco, Inc.

----------
*     By Richard R. Hoffmann pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL


      The consent of Cahill Gordon & Reindel LLP to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibit 5 to this Registration Statement.

                       CONSENT OF INDEPENDENT ACCOUNTANTS


      We consent to the use in this Amendment No. 1 to Registration Statement No. 333-105359 on Form S-6 ("Registration Statement") of our report dated June 10, 2003, relating to the financial statement of National Equity Trust Short-Term Low Five Covered Write Option Trust Series 8 which appears in such Registration Statement. We also consent to the reference to us under the heading "Independent Accountants" in such Registration Statement.

PRICEWATERHOUSECOOPERS LLP

New York, New York
June 10, 2003